UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2023 (Report No. 3)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On October 11, 2023, PolyPid Ltd. (the “Company”) issued a press release titled “PolyPid Regains Compliance with Nasdaq Minimum Closing Bid Price Rule,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated October 11, 2023, titled “PolyPid Regains Compliance with Nasdaq Minimum Closing Bid Price.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: October 11, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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